Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

INSIDE INFORMATION

ANNOUNCEMENT REGARDING SIGNIFICANT RESULTS IN OIL AND GAS EXPLORATION

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

PetroChina Company Limited (the “Company”) is pleased to announce that the Company has made significant progress in the exploration of unconventional oil and gas. In Ordos Basin, significant discovery was made in Chang 7 oil source bed exploration, namely an additional proved original oil in-place of 358 million tons, an estimated original oil in-place of 693 million tons, which means a discovery of Qingcheng large oil field of a billion tons scale. In Sichuan Basin, significant progress was made in shale gas exploration, namely an additional proved original gas in-place of 740,971 million cubic meters in Changning-Weiyuan and Taiyang areas, adding up to a total of 1,061,030 million cubic meters proved original gas in-place, and forming a large shale gas area of trillion cubic meters scale in Sichuan Basin. The above-mentioned original oil and gas in-place of these fields have been reviewed and confirmed by the Reserves Assessment Office of Ministry of Natural Resources of the People’s Republic of China.

The foregoing significant discoveries of our exploration represent a specific step taken by the Company to ensure the national energy security as well as the Company’s endeavor to carry out its strategy of technical innovation and quality-based development.

As at the date of this announcement, the proved economically producible reserves of the above exploration findings have not been assessed by an independent third party assessment institution. The Company will closely monitor the progress of the above-mentioned significant discovery of exploration, and fulfil its information disclosure obligations in accordance with the progress of the exploration and relevant regulations in a timely manner.

Shareholders and investors are advised to exercised caution in dealing in the securities of the Company.

By order of the Board

PetroChina Company Limited

Secretary to the Board

Wu Enlai

Beijing, the PRC

29 September 2019

As at the date of this announcement, the Board comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Wei as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive Directors; Mr. Hou Qijun as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.